

July 29, 2013

Via E-mail
Mr. Michael W. English
Chief Financial Officer
Zix Corporation
2711 N. Haskell Avenue
Suite 2200, LB 36
Dallas, Texas 75204-2960

　　　　Re:　Zix Corporation
　　　　　　Form 10-K for the Fiscal Year Ended December 31, 2012
　　　　　　Filed March 13, 2013
　　　　　　File No. 000-17995

Dear English:

　　　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　　　Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　　　After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 1. Business

Sales and Marketing, page 6

1.　　　We note that Google is your largest third party reseller and represented approximately 22% of new first year orders in fiscal 2012. Please advise what consideration you have given to disclosing in this section the material terms of your agreement with Google and filing the agreement as an exhibit. Refer to Item 601(b)(10) of Regulation S-K. Also, tell us what consideration you have given to including risk factor disclosure regarding your reliance on your relationship with Google.

Item 3. Legal Proceedings, page 14

2.   On April 19, 2013, you announced that you had settled a lawsuit brought by RPost for alleged patent infringement. Supplementally tell us the amount and terms of the settlement agreement, any amounts accrued, the periods in which they were recognized, and the timeline of the negotiations with RPost that led to the settlement agreement. Also, tell us whether you considered including a discussion regarding this matter in your MD&A disclosures and advise why you did not disclose the settlement agreement in a Form 8-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Strategy and Focus Areas, page 18

3.   You list four key operating metrics utilized by management in evaluating the company: new first year orders ("NYFOs"), retention of subscribers, total orders and the ability to increase volume with minimal cost increases. You do not explain, however, why the company has chosen these metrics, how management utilizes them or the limitations inherent in them. Also, although NYFOs and total orders are quantified under the revenue subsection, the other two metrics are not. Please explain what consideration you gave to including a more robust discussion and analysis of your key metrics.

Results of Operations

Revenue, page 22

4.   You state that your growth model seeks to continually add new users to the subscriber base, while at the same time retaining a high percentage of existing subscribers whose subscriptions are up for renewal. Tell us what consideration you gave to providing quantified information regarding the number of new users and the renewal rate percentage for each period.

Notes to Consolidated Financial Statements

Note 4. Stock Options and Stock-based Employee Compensation

Accounting Treatment, page F-11

5.   We note that you continue to use the simplified method to determine the expected life of your stock options as your historical data does not provide a reasonable basis on which to estimate the expected term. Please explain further why you continue to believe that you do not have sufficient historical data upon which to estimate the expected term. Also, tell us when management expects that sufficient information will be available. We refer you to Question 6 of SAB Topic 14.D.2.

Note 6. Receivables, net

6.   Please clarify whether you still net the unpaid portion of deferred revenue against gross accounts receivable in your consolidated balance sheets as previously explained in your response to comment 6 in your letter dated December 11, 2009. If so, tell us how this is reflected in your footnote disclosures. In this regard, we note that you previously presented a separate line item in your receivables footnote for "unpaid portion of deferred revenue." To the extent that your balance sheet presentation has not changed, please revise your footnote disclosures in future filings, to separately present gross accounts receivable and the unpaid portion of deferred revenue.

Part III (Incorporated by Reference from the Definitive Proxy Statement Filed May 3, 2013)

Directors, page 8

7.   In regard to Messrs. Bonney and Dailey, please disclose the specific "experience, qualifications, attributes or skills" that led the company to conclude that each individual should serve as a director. Notwithstanding the fact that these directors were nominated pursuant to the terms of the Meldrum Group Shareholders Agreement, you must discuss the qualifications of each individual who was selected as a director. Refer to Item 401(e) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Matthew Crispino, Staff Attorney at (202) 551-4572. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief